Filed by Henderson Group plc

This communication is filed pursuant to Rule 425
under the United States Securities Act of 1933

Subject Company: Janus Capital Group Inc.

Commission File Number: 001-15253

Date: March 20, 2017

Merger of Henderson Group plc and Janus Capital Group Inc.
Proposed changes to the Henderson Group plc Board

20 March 2017

Henderson Group plc (‘Henderson Group’) announces the following proposed appointments to, and resignations from, the Henderson Group Board to take effect on completion of the Merger with Janus Capital Group Inc. (“Janus”).

Roger Thompson and Philip Wagstaff will resign from the Henderson Group Board but continue as Chief Financial Officer and Global Head of Distribution respectively in the Combined Group and will be members of the Executive Committee. In addition, Timothy How and Robert Jeens will retire from the Henderson Group Board.

The following individuals, who are currently members of the Janus board of directors, will be appointed to the Janus Henderson Board with effect from completion of the Merger:

Glenn Schafer
Richard Weil

Jeffrey Diermeier
Eugene Flood Jr.
Lawrence Kochard
Tatsusaburo Yamamoto

Therefore, immediately after completion of the Merger, the Janus Henderson Board will consist of:

Name	Position
Richard Gillingwater	Chairman
Glenn Schafer	Deputy Chairman
Andrew Formica	Co-Chief Executive Officer
Richard Weil	Co-Chief Executive Officer
Sarah Arkle	Non-Executive Director
Kalpana Desai	Non-Executive Director
Jeffrey Diermeier	Non-Executive Director
Kevin Dolan	Non-Executive Director
Eugene Flood Jr.	Non-Executive Director
Lawrence Kochard	Non-Executive Director
Angela Seymour-Jackson	Non-Executive Director
Tatsusaburo Yamamoto	Non-Executive Director

Further details, including biographies of the proposed Janus Henderson Directors, will be included in the circular to be sent to shareholders in connection with the Merger (the ‘Circular’), which is expected to be published on 21 March 2017.

Henderson Group plc 47 Esplanade, Jersey JE1 0BD Registered in Jersey No. 101484 ABN 67 133 992 766

There are no additional matters requiring disclosure under Rule 9.6.13 of the UK Listing Rules.

Capitalised terms used but not defined in this announcement have the meanings given to them in the Circular.

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Investor enquiries
Miriam McKay	+44 (0) 20 7818 2106
Head of Investor Relations	miriam.mckay@henderson.com

Louise Curran	+44 (0) 20 7818 5927
Investor Relations Manager	louise.curran@henderson.com

Investor Relations	+44 (0) 20 7818 5310
investor.relations@henderson.com

Media enquiries
Angela Warburton	+44 (0) 20 7818 3010
Global Head of Communications	angela.warburton@henderson.com

United Kingdom: FTI Consulting	Asia Pacific: Honner
Andrew Walton	Rebecca Piercy
+44 (0) 20 3727 1514	+61 2 8248 3740

In connection with the proposed merger, Henderson has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC), containing a proxy statement of Janus Capital Group and other documents regarding the proposed merger. Before making any voting or investment decision, the respective investors and shareholders of Henderson and Janus Capital Group are urged to carefully read the entire registration statement of Henderson, including the proxy statement of Janus Capital Group, and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they contain important information about Henderson, Janus Capital Group and the proposed merger. The registration statement and other related documents filed by Henderson and Janus Capital Group will be available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC may also be obtained without charge at Henderson’s website, www.henderson.com or at Janus Capital Group’s website www.janus.com, respectively.